Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 46 to Registration Statement No. 002-78646 on Form N-1A of our report dated June 22, 2017, relating to the financial statements and financial highlights of BlackRock Summit Cash Reserves Fund (the “Fund”) a series of the BlackRock Financial Institutions Series Trust, appearing in the Annual Report on Form N-CSR of the Fund for the year ended April 30, 2017, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

August 24, 2017